Shanda Announces New Pipeline of Online Games

Shanghai, China – October 26, 2007 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company in China, today announced the introduction of three new online games that are currently under development: Gui Chui Deng Online, Creation of the Gods and World Hegemony. The newly introduced games are expected to commence beta testing in the first half of 2008.

Gui Chui Deng Online is a 3D side-scrolling massively multi-player online role play game (‘MMORPG’) adapted from an adventure novel with the same name. Gui Chui Deng has been one of the most popular online fiction novels in China in 2007 and is owned by Shanda’s online literature website, www.cmfu.com. Pursuant to a development agreement between Shanda and Maishi Information Technology Limited (“Maishi”), an early-stage online game developer based in Shanghai, Maishi will develop Gui Chui Deng Online for Shanda, and Shanda will own all intellectual property rights in the game and in its content. In addition, Shanda will have the right to become a substantial shareholder of Maishi.

Creation of the Gods is a 3D massively multi-player online real-time strategy game (“MMO-RTS”) based upon well-known Chinese legends and myths. The game features fast-paced and highly competitive fights and stunning graphics, and emphasizes both individual skills and team cooperation. Pursuant to a development agreement between Shanda and Lingyu Technology Limited (“Lingyu”), an early-stage online game developer based in Fuzhou, China, Lingyu will develop Creation of the Gods for Shanda, and Shanda will own all intellectual property rights in the game and in its content. In addition, Shanda will have the right to become a substantial shareholder of Lingyu.

World Hegemony is an in-house developed multi-player web game based on historical background of the Three Kingdoms. The game exhibits large-scale army deployment and combat scenes of ancient wars. It is the first web-based game developed by Shanda’s in-house R&D team.

“We are excited to see that Shanda has further diversified its content resources by establishing partnerships with Maishi and Lingyu following the successful acquisition of Aurora Technology in July of this year,” said Tianqiao Chen, Shanda’s Chairman and CEO. “In addition, the newly introduced web game once again demonstrates the strength and quality of our in-house R&D team. Looking forward, we will work hard to enrich our content through multiple channels, in an effort to constantly provide our gamers with a fun and entertaining game experience. “

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding when Gui Chui Deng Online, Creation of the Gods and World Hegemony will commence beta testing and the future appeal of these games to users in China, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to, a delay in the commencement of beta testing of Gui Chui Deng Online, Creation of the Gods and World Hegemony, the risk that Gui Chui Deng Online, Creation of the Gods and World Hegemony are not well received by users in China, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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CONTACT

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors):
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)